Exhibit 99.1

Safe Bulkers, Inc. Reports Second Quarter and First Half 2009 Results

Athens, Greece – September 08, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months periods ended June 30, 2009.

Summary of Second Quarter 2009 Results

•

Net revenue for the second quarter of 2009 decreased by 14% to $44.3 million from $51.4 million during the same period in 2008. The Company operated 13 vessels on average during the second quarter of 2009, earning a Time Charter Equivalent (“TCE”)1 rate of $37,555, compared to 11 vessels and a TCE rate of $52,069 during the second quarter of 2008.  The decrease in the TCE rate resulted mainly from lower average period time charter rates contracted in previous periods, and to a lesser extent from the lower prevailing spot market charter rates.

•

Net income was $58.1 million, or earnings per share of $1.07, in the second quarter of 2009 , an increase of 31% from net income of $44.5 million, or earnings per share of $0.82, in the second quarter of 2008.  The increase in net income of $13.6 million reflects: (i) early redelivery income of $42.4 million, compared to an early redelivery cost of $0.2 million, (ii) loss on asset cancellations, related to our cancellation of certain newbuilds, of $20.7 million compared to none, and (iii) net revenue of $44.3 million compared to $51.4 million, for the relevant quarters in 2009 and 2008, respectively.

•

EBITDA2 of $64.3 million for the second quarter of 2009 , an increase of 26% from $51.1 million in the second quarter of 2008, mainly due to higher net income as described above.

•

Declaration and payment of a dividend of $0.15 per share for the second quarter of 2009.

Footnotes

1 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See "EBITDA    Reconciliation".

Summary of First Half 2009 Results

•

Net revenue for the first half of 2009 decreased by 10% to $91.1 million from $100.7 million during the same period in 2008.  The Company operated 12.77 vessels on average during the first half of 2009, earning a TCE rate of $39,479, compared to 11 vessels and a TCE rate of $50,889 during the first half of 2008.

•

Net income was $120.1 million or earnings per share of $2.20 in the first half of 2009, an increase of 76% from net income of $68.1 million or earnings per share of $1.25, in the first half of 2008.   The increase in net income of $52.0 million reflects: (i) early redelivery income of $72.1 million, compared to early redelivery cost of $0.6 million, (ii) loss on asset cancellations of $20.7 million, compared to none, (iii) foreign exchange gain of $1.0 million, compared to a foreign exchange loss of $9.9 million and (iv) net revenue of $91.1 million compared to $100.7 million, for the corresponding periods of 2009 and 2008, respectively.

•

EBITDA of $132.7 million for the first half of 2009 , an increase of 64% from $81.0 million in the first half of 2008, mainly due to higher net income as described above.

Fleet and Employment Profile

•

The Company’s operational fleet is comprised of 13 drybulk vessels with an average age of 3.56 years as of June 30, 2009.

•

As of August 31, 2009, the contracted employment of the Company’s fleet under period time charters is as follows: 85% of fleet ownership days for the remaining days of 2009, 80% for 2010 and 60% for 2011. This includes vessels which will be delivered to us in the future.

•

During the second quarter of 2009 our subsidiaries:

i)

cancelled the MOAs for two newbuild Kamsarmax class vessels and entered into an agreement to cancel the shipbuilding contract for one newbuild Capesize class vessel, (aggregate cancellation cost amounted to $20.7 million and was recorded as loss on asset cancellations in the second quarter 2009);

ii)

entered into agreements to delay the deliveries of one Capesize class newbuild vessel from 2010 to September 2011 and one Post-Panamax class newbuild from 2010 to June-August 2011,

iii)

entered into MOAs to acquire a 177,000 dwt Capesize class newbuild vessel with delivery in April 2010 at a price of $63 million and to sell its oldest vessel, MV Efrossini, a 76,000 dwt 2003-built Panamax class vessel, for $33 million with delivery in December 2009

•

There were no associated charter party agreements for the two cancelled Kamsarmax vessels, while MV Efrossini is operated in the spot market. In the case of the cancelled Capesize vessel, the relevant charterer has agreed to accept delivery of the 177,000 dwt Capesize class newbuild vessel in substitution. In the case of the postponed Capesize class newbuild vessel, the relevant charterer has agreed to postponed delivery during 2012 with a decrease in the gross daily charter rate from $40,000 to $38,000.

•

Our subsidiary Maxdodeka Shipping Corporation has taken delivery today of the newbuild vessel Andreas K, a 92,000 dwt Post-Panamax class vessel to be initially operated in the spot market. The vessel’s purchase price was financed from surplus from operations. This expands our current operational fleet to 14 drybulk vessels.

•

Following negotiations with the relevant counterparties under existing MOAs, our subsidiaries Maxdodeka Shipping Corporation and Maxdekatria Shipping Corporation have entered into addenda to such MOAs which reduce the purchase price for the relevant vessels by $2.5 million and $1.5 million, respectively.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said: “We are actively managing our day-to-day operations, intensifying our focus on operating a young, high-quality fleet and seeking to take advantage of current market conditions with respect to vessel sales and newbuild acquisitions. We believe that our high charter coverage positions us well for turbulent times ahead in the marketplace.  At the same time, we have maintained our dividend of $0.15 per share for the second quarter of 2009, consistent with our policy to pay out a portion of our free cash flows.”

Conference Call

On Wednesday, September 09, 2009 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

In case of any problem with the above numbers, please dial 1 (866) 223-0615 (US Toll Free Dial In), 0(800) 694-1503 (UK Toll Free Dial In) or +44 (0)1452 586-513 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until September 18, 2009 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2009 Results

Net income increased by 31% to $58.1 million for the second quarter of 2009 from $44.5 million for the second quarter of 2008. This increase is attributable to the following factors:

Net revenues: Net revenues were $44.3 million for the second quarter of 2009, a 14% decrease compared to $51.4 million for the second quarter in 2008. Net revenues decreased due to lower average period time charter rates contracted in previous periods and to a lesser extent from the lower prevailing spot market charter rates.

Vessel operating expenses: Vessel operating expenses decreased to $4.6 million for the second quarter of 2009, a 4% decrease compared to $4.8 million for the same period in 2008. Consequently, daily vessel operating expenses decreased by 19% to $3,914 for the second quarter 2009, compared to $4,826 for the second quarter of 2008. The decline mainly resulted from the number of dry-dockings which were completed during the relevant periods. During the second quarter of 2009, one scheduled dry-docking was partially completed, compared to two dry-dockings that were completed in the same period of 2008.

Early redelivery income/cost: During the second quarter of 2009, we recorded $42.4 million of early redelivery income, relating to the early termination of period time charters of our vessels Maria and Katerina, versus $0.2 million of expense for the same period in 2008. Maria was redelivered on June 28, 2009 instead of January 2, 2011, which was the contracted earliest redelivery date. In connection with the early redelivery,  we recognized income of $20.0 million comprising cash compensation paid by the relevant charterer on July 1, 2009 of $15.5 million net of commissions, and $4.5 million representing the unearned revenue from the terminated time charter contract. Katerina was redelivered on June 26, 2009 instead of November 26, 2010, which was the contracted earliest redelivery date. In connection with the early redelivery, we recognized income of $22.4 million comprising cash compensation paid by the relevant charterer on July 1, 2009 of $21.5 million net of commissions, and $0.9 million representing the unearned revenue from the terminated time charter contract.

Maria and Katerina are both currently employed in the period time charter market.

Loss on asset cancellations: During the second quarter of 2009, $20.7 million was recorded as loss on asset cancellations compared to none during the same period in 2008. In April 2009, the Company cancelled the MOAs for two Kamsarmax class vessels and forfeited the advance deposits. The aggregate loss on terminating these contracts amounted to $13.7 million net of interest earned on the advance deposits. In May 2009, the Company entered into an agreement to cancel the newbuild contract for one Capesize class vessel. The cost of cancelling this contract amounted to $7.0 million, inclusive of brokerage commissions.

Interest expense: Interest expense decreased to $3.1 million in the second quarter of 2009 from $4.2 million for the same period in 2008, attributable to the declining USD LIBOR levels as reflected in the decrease of weighted average interest rate from 4.165% in the second quarter of 2008, to 2.541% in the second quarter of 2009. The weighted average of loans outstanding during the second quarter of 2008 was $401.9 million, compared to $490.1 million during the second quarter of 2009. The higher average indebtedness reflects additional indebtedness to finance vessel acquisitions and indebtedness used for general corporate purposes.

Gain on derivatives: Gain on derivatives decreased to $5.1 million in the second quarter of 2009, compared to $7.2 million for the same period in 2008, as a result of the mark-to-market valuation of certain interest rate swap transactions to manage the risk and interest rate exposure of our loan and credit facilities. At the end of the second quarter of 2008 there were seven interest rate swap transactions outstanding, while 12 such transactions were outstanding at the end of the second quarter of 2009. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing long-term interest rates at that time.

Cash, time deposits & restricted cash: Cash, time deposits & restricted cash as of June 30, 2009 include cash and cash equivalents and short-term bank deposits amounting to $23.4 million, and the current portion of restricted cash of $126.1 million. The restricted cash represents collateral pledged in favor of our banks in connection with performance guarantees issued on our behalf for payments to shipyards due in 2009 totaling $32.6 million, and cash pledged in favor of our lenders of $93.5 million pursuant to our loan agreements, as amended.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIODS ENDED JUNE 30, 2008 AND 2009

	Three-Months Period Ended		Six-Months Period Ended
(In thousands of U.S. Dollars, except for share and per share data)	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
REVENUES:
Revenues	53,388	45,214	104,639	93,174
Commissions	(1,990)	(943)	(3,914)	(2,042)
Net revenues	51,398	44,271	100,725	91,132
EXPENSES:
Voyage expenses	(58)	(151)	(117)	(219)
Vessel operating expenses	(4,832)	(4,616)	(8,827)	(9,378)
Depreciation	(2,585)	(3,364)	(5,170)	(6,543)
General and administrative expenses	(2,511)	(1,881)	(4,717)	(3,728)
Early redelivery (cost)/income	(197)	42,378	(565)	72,064
Loss on asset cancellations	-	(20,699)	-	(20,699)
Operating income	41,215	55,938	81,329	122,629
OTHER (EXPENSE) / INCOME:
Interest expense	(4,239)	(3,148)	(8,273)	(6,878)
Other finance costs	(77)	(71)	(160)	(248)
Interest income	205	384	582	841
Gain on derivatives	7,160	5,058	4,568	2,831
Foreign currency gain/(loss)	234	(28)	(9,925)	960
Amortization and write-off of deferred finance charges	(18)	(21)	(44)	(48)
Net income	44,480	58,112	68,077	120,087
Earnings per share	0.82	1.07	1.25	2.20
Weighted average number of shares	54,500,000	54,510,002	54,500,000	54,508,235

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2008 AND JUNE 30, 2009

(In thousands of U.S. Dollars)	December 31, 2008	June 30, 2009
ASSETS

Cash, time deposits & restricted cash	81,605	149,549
Accounts receivable	528	40,645
Asset held for sale	-	16,969
Other current assets	5,951	3,978
Total fixed assets	387,296	384,629
Other non-current assets	6,900	6,540
Total assets	482,282	602,310
LIABILITIES AND EQUITY

Current portion of long-term debt & liability directly associated with assets held for sale	54,807	58,104
Other current liabilities	16,056	14,848
Long-term debt, net of current portion	413,483	427,434
Other non-current liabilities	33,481	33,704
Shareholders (deficit)/equity	(35,545)	68,220
Total liabilities and equity	482,282	602,310

Fleet Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009

FLEET DATA
Number of vessels at period’s end	11.00	13.00	11.00	13.00
Weighted average age of fleet (in years)	3.12	3.56	3.12	3.56
Ownership days (1)	1,001	1,183	2,002	2,311
Available days (2)	986	1,175	1,977	2,303
Operating days (3)	986	1,175	1,970	2,303
Fleet utilization (4)	98.5%	99.3%	98.4%	99.6%
Average number of vessels in the period (5)	11.00	13.00	11.00	12.77
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$52,069	$37,555	$50,889	$39,479
Daily vessel operating expenses (7)	$4,826	$3,914	$4,409	$4,064

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2008	2009

Net Income	44,480	58,112	68,077	120,087
Plus Net Interest Expense	4,034	2,764	7,691	6,037
Plus Depreciation	2,585	3,364	5,170	6,543
Plus Amortization	18	21	44	48
EBITDA	51,117	64,261	80,982	132,715

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under US GAAP. EBITDA assists the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA information. The Company believes that EBITDA is useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fleet Employment Profile as of August 31, 2009

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Time Charter Duration (b)
MV Efrossini (c)	76,000	2003	Spot	Jul 2009 - Oct 2009
MV Maria	76,000	2003	18,000	Jun 2009 - Aug 2010
MV Vassos	76,000	2004	29,000	Nov 2008 - Oct 2013
MV Katerina	76,000	2004	15,500	Jun 2009 - May 2011
MV Maritsa	76,000	2005	15,500 28,000 (d)	Jan 2009 - Dec 2009 Jan 2010 - Jan 2015
MV Pedhoulas Merchant	82,300	2006	43,120 (e)	Nov 2008 - Nov 2010
MV Pedhoulas Trader	82,300	2006	41,500 (f)	Aug 2008 - Jul 2013
MV Pedhoulas Leader	82,300	2007	18,500	Jul 2009 - Jun 2011
MV Stalo	87,000	2006	Spot 34,160	Jul 2009 - Oct 2009 Jan 2010 - Dec 2014
MV Marina	87,000	2006	41,500 (g)	Dec 2008 - Dec 2013
MV Sophia	87,000	2007	34,720	Oct 2008 - Sep 2013
MV Eleni	87,000	2008	41,640 (h)	Nov 2008 - Mar 2015
MV Martine	87,000	2009	40,500	Feb 2009 - Feb 2014

(a)

Either gross charter rate or average gross charter rate: (i) for charter parties with variable rates among periods, (ii) for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery/redelivery dates reflect Company’s best estimates, and could alter according to the relevant charter contract.

(c)

Scheduled to be delivered to her new owner in December 2009.

(d)

Reflects average rate among various options available to the charterer.

(e)

Extension of existing contract from Nov. 2008 to Nov. 2009 at $75,000 until Nov. 2010 at a rate of $43,120 as of Jan. 25, 2009.

(f)

Five-year contract with variable daily rate among periods, first year at $69,000, second year at $56,500, third year at $42,000, fourth and fifth years at $20,000.

(g)

Five-year contract with variable daily rate among periods, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(h)

Three contracts in direct continuation, the first from Nov. 2008 to Oct. 2009 at $70,000, the second from Oct. 2009 to Mar. 2010 at $66,400 and the third from Apr. 2010 to Apr. 2015 at $34,160.

The contracted charter coverage, including newbuilds, based on Company’s best estimate as of August 31, 2009, is:

2009

....................…………...…………85%

2010

....................…………...…………80%

2011

....................…………...…………60%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s fleet consists of 14 drybulk vessels, all built post-2003, and the Company has contracted to acquire additional drybulk newbuild vessels to be delivered at various times beginning in 2009 through 2011.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the ability to satisfy the closing conditions of the acquisition, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com